Supertel Hospitality, Inc.
1800 West Pasewalk Avenue, Suite 200
Norfolk, Nebraska 68701

May 15, 2014

Ms. Beth Frohlichstein and Ms. Jennifer Gowetski
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Supertel Hospitality, Inc.
Registration Statement on Form S-11 (File No. 333-193908)

Dear Ms. Frohlichstein and Ms. Gowetski:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Supertel Hospitality, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 4:00 p.m. Eastern Time on May 19, 2014, or as soon thereafter as is practicable.  Please notify our counsel, Guy Lawson, at 402-633-1402 of the time of the effectiveness.

In connection with this acceleration request, the Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SUPERTEL HOSPITALITY, INC.

By:  /s/ Corrine L. Scarpello
Corrine L. Scarpello
Senior Vice President and Chief Financial Officer

cc:	Kelly Walters
President and Chief Executive Officer, Supertel Hospitality, Inc.
Guy Lawson